Shareholder meeting results (Unaudited)
June 24, 2011 meeting

A proposal to approve a new management contract providing for a change in your funds performance index was approved as follows:

Votes for Votes against Abstentions Broker nonvotes
606,080    34,620       31,737      -

A proposal to approve an amendment to your funds fundamental investment restriction relating to the acquisition of voting securities of any issuer was approved as follows:

Votes for Votes against Abstentions Broker nonvotes
593,762    34,459       44,216      -

All tabulations are rounded to the nearest whole number.